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                       SECURITIES AND EXCHANGE COMMISSION

                                Washington, D.C.

                                   FORM U-3A-2

   STATEMENT BY HOLDING COMPANY CLAIMING EXEMPTION UNDER RULE U-3A-2 FROM THE
          PROVISIONS OF THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

                      To Be Filed Annually Prior to March 1


                               A.O.G. CORPORATION

hereby files with the Securities Exchange Commission, pursuant to Rule 2, its statement claiming exemption as a holding company from the provisions of the Public Utility Holding Company Act of 1935, and submits the following information:

1. A.O.G. Corporation is a corporation organized in the state of Arkansas. A.O.G. Corporation has its principal place of business at 111 Center Street, Little Rock, Arkansas 72201. A.O.G. Corporation is a holding company which owns one subsidiary, Arkansas Oklahoma Gas Corporation, a public utility conducting business in the states of Arkansas and Oklahoma with its principal place of business at 115 North 12th Street, Fort Smith, Arkansas 72901.

2. A.O.G. Corporation's public utility subsidiary, Arkansas Oklahoma Gas Corporation, provides natural gas distribution service to approximately 47,206 customers in Arkansas and 15,292 in Oklahoma, and also transports natural gas pursuant to Federal Energy Regulatory Commission approval. All sources of natural gas, primarily wellhead gas, are located in the states of Arkansas and Oklahoma. All transmission lines, producing fields and gas distribution facilities are located in the states of Arkansas and Oklahoma. A.O.G. Corporation nor its subsidiary own or operate any generating plants or gas manufacturing plants.

3. A.O.G. Corporation's public utility subsidiary, Arkansas Oklahoma Gas Corporation, operated as follows in calendar year 2001:

         a. Distributed 11,418,269 Mcf at 14.73 psig of natural gas at retail in the state of Arkansas, generating gross revenues of $64,143,395.

         b. Distributed 1,892,540 Mcf at 14.73 psig of natural gas at retail in the state of Oklahoma, generating gross revenues of $13,880,247.

         c.       Did not make any sales for resale.


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         d.       Purchased 8,553,547 Mcf at 14.73 psig of natural gas in
                  Arkansas at a cost of $46,558,713.

         e. Purchased 1,835,043 Mcf at 14.73 psig of natural gas in Oklahoma at a cost of $8,706,884.

4. A.O.G. Corporation does not hold any interest in an exempt wholesale generator (EWG) or a foreign utility company.

         Attached hereto and made a part hereof as Exhibit "A" is a consolidating statement of income and surplus and a consolidating balance sheet of the Claimant, A.O.G. Corporation and its public utility subsidiary, Arkansas Oklahoma Gas Corporation for 2001.

         Attached hereto and made a part hereof as Exhibit "B" is a financial data schedule reflecting total assets, total operating revenues and net income that are applicable to the registrant on a consolidated basis.

         The above-named claimant has caused this statement to be duly executed on its behalf by its authorized officer on this 26th day of February, 2002.

                                             A.O.G. CORPORATION

                                             By:   /s/ Robert J. Mulson, Jr.
                                                --------------------------------
                                                       Robert J. Mulson, Jr.
                                                       Vice President

CORPORATE SEAL

Attest:

/s/  Michael J. Callan
-------------------------------------
Michael J. Callan

Name, title, and address of officer to whom notices and correspondence concerning this statement should be addressed:

Michael J. Callan - Vice President, Legal
Arkansas Oklahoma Gas Corporation
P. O. Box 17004
Fort Smith, AR  72917


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                                                                       EXHIBIT A
                                                                     Page 1 of 2


                       A. O. G. CORPORATION AND SUBSIDIARY
                      UNAUDITED CONSOLIDATED BALANCE SHEET
                                December 31, 2001
                             (Dollars in Thousands)
                                     ASSETS

Property, plant and equipment, at cost                                  $116,465
Less accumulated provisions for depreciation                              49,041

                 Net property, plant and equipment                        67,424

Investments at cost                                                          914

Current assets:
   Cash and cash equivalents                                               4,781
   Temporary investments                                                       0
   Notes and accounts receivable, net                                     19,959
   Exchange gas receivable                                                     0
   Underground storage gas                                                     0
   Inventory of materials and supplies                                     1,518
   Prepaid expenses                                                        1,249
   Other                                                                       0
   Due from Parent Corporation                                                 0

                 Total current assets                                     27,507

Other noncurrent assets:
   Deferred Expenses                                                         316

                 TOTAL ASSETS                                             96,161

                         CAPITALIZATION AND LIABILITIES

Capitalization:
   Common stock                                                             $273
   Additional paid-in capital                                                140
   Retained earnings                                                      41,113

                 Total                                                    41,526

Long term debt                                                            25,024

                 Total capitalization                                     66,550

Current Liabilities:
   Current portion of long-term debt                                           0
   Notes payable                                                           9,512
   Accounts payable                                                        6,244
   Customers' deposits                                                     1,477
   Accrued liabilities-                                                        0
      Taxes other than income                                                745
      Due to Parent Corporation                                                0
      Other                                                                1,183
      Due to Subsidiary                                                        0

                 Total current liabilities                                19,161

Other noncurrent liabilities:
   Customer advances for construction                                         52
   Deferred income taxes                                                   9,519
   Deferred investment tax credit                                            879

                 TOTAL CAPITALIZATION AND LIABILITIES                     96,161


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                                                                       EXHIBIT A
                                                                     Page 2 of 2


                       A. O. G. CORPORATION AND SUBSIDIARY

                        CONSOLIDATED STATEMENT OF INCOME
                              AND RETAINED EARNINGS
                        For Year Ended December 31, 2001
                             (Dollars in Thousands)

Operating income:
   Sales                                                                 $76,158
   Other                                                                   1,654

                                                                          77,812

Operating expenses:
   Gas purchased                                                          55,154
   Operating, general and administrative                                  12,725
   Maintenance                                                             1,549
   Depreciation and amortization                                           3,727
   Taxes other than income taxes                                           1,481
   Income taxes                                                              210

                                                                          74,846

Operating Income                                                           2,966
Interest expense                                                           2,626

Utility Income                                                               340

Other income (expense):
   Nonutility operating revenues                                             687
   Nonutility operating and maintenance expense                             -130
   Dividends and interest income                                             989
   Other                                                                    -851

Nonutility income                                                            695

Net Income                                                                 1,035

Retained earnings, December 31, 2000                                      40,078

Dividends paid                                                                 0

Retained earnings, December 31, 2001                                      41,113


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                                                                       EXHIBIT B


                       A. O. G. CORPORATION AND SUBSIDIARY
                             (Dollars in Thousands)

ITEM NO.

   1     Total Assets at December 31, 2001                               $96,161

   2     Total Operating Revenues for year ended December 31, 2001       $77,812

   3     Net Income for year ended December 31, 2001                      $1,035